

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2023

J.D. Finley
Interim Chief Executive Officer
Palisade Bio, Inc.
7750 El Camino Real, Suite 2A
Carlsbad, California 92009

> **Re: Palisade Bio, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 21, 2023**
> **File No. 333-271393**

Dear J.D. Finley:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tim Buchmiller at (202) 551-3635 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Raul Silvestre, Esq.